Exhibit 8.1

[Letterhead of Dorsey & Whitney LLP]

January 4, 2002

WF Deferred Compensation Holdings, Inc.
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

Dear Ladies and Gentlemen:

    We have acted as your counsel in connection with the Registration Statement on Form S-3 filed on January 4, 2002 (the "Registration Statement") with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"). The Registration Statement relates to the WF Deferred Compensation Holdings, Inc. Nonqualified Deferred Compensation Plan for Independent Contractors (the "Plan") sponsored and maintained by WF Deferred Compensation Holdings, Inc. This opinion is delivered in accordance with the requirements of Item 601 of Regulation S-K under the Securities Act.

    In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Registration Statement, the Plan and such other documents as we have deemed necessary or appropriate.

    We hereby confirm that the discussion in the Prospectus under the caption "U.S. Federal Income Tax Consequences" is a fair and accurate summary of the matters addressed therein, based upon current law and the facts and assumptions stated or referred to therein. There can be no assurance that contrary positions may not be taken by the Internal Revenue Service.

    We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,
/s/ DORSEY & WHITNEY LLP